UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France
+33 (0) 1 46 25 06 00
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.
800 Bridge Parkway Suite 200
Redwood City, CA 94065
(650) 539-3200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Adoption of 2018 Free Share Plan.

On August 2, 2018, the board of directors (the “Board”) of Talend S.A. (the “Company”), acting upon delegation of the shareholders’ meeting held on June 26, 2018, adopted a free share plan of the Company (the “2018 Free Share Plan”), pursuant to which the Company may grant restricted stock units or free shares. A copy of the 2018 Free Share Plan is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

Financial Statements and Exhibits

Exhibits

99.1	Talend S.A. 2018 Free Share Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: August 13, 2018	/s/ AARON ROSS
Aaron Ross
General Counsel